

02012898

P.E. 2/1/02

#Exhibits: 14
#Pages: 118
Exhibit Index: page 2
0-28800



# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**

**the Securities Exchange Act of 1934**



For the Month of February, 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

#4513637lv1<

Attached to the Registrant's Form 6-K for the month of February, 2002, and incorporated by reference herein, are:

| Exhibit No. | Description | Page# |
| --- | --- | --- |
| 1. | (i) the Registrant's application to the JSE, dated August 21, 2001, relating to the listing of 427,800 new ordinary shares, (ii) the confirmation letter from the JSE, dated August 24, 2001 relating to the listing of 427,800 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 427,800 ordinary shares. | 7 |
| 2. | (i) the Registrant's application to the JSE, dated September 17, 2001, relating to the listing of 361,968 new ordinary shares, (ii) the confirmation letter from the JSE, dated September 20, 2001 relating to the listing of 361,968 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 361,968 ordinary shares. | 15 |
| 3. | (i) the Registrant's application to the JSE, dated November 20, 2001, relating to the listing of 59,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 28, 2001 relating to the listing of 59,000 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 59,000 ordinary shares. | 23 |
| 4. | (i) the Registrant's application to the JSE, dated November 23, 2001, relating to the listing of 154,862 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 28, 2001 relating to the listing of 154,862 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 154,862 ordinary shares. | 31 |

Page #

5. (i) the Registrant's application to the JSE, dated December 5, 2001, relating to the listing of 318,164 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 10, 2001 relating to the listing of 318,164 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 318,164 ordinary shares. — 39

6. (i) the Registrant's application to the JSE, dated December 6, 2001, relating to the listing of 53,414 new ordinary shares, (ii) the confirmation letter from the JSE, dated December 10, 2001 relating to the listing of 53,414 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 53,414 ordinary shares. — 48

7. (i) the Registrant's application to the JSE, dated November 6, 2001, relating to the listing of 10,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 8, 2001 relating to the listing of 10,000 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 10,000 ordinary shares. — 56

8. (i) the Registrant's application to the JSE, dated November 12, 2001, relating to the listing of 52,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 14, 2001 relating to the listing of 52,000 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 52,000 ordinary shares. — 64

9. (i) the Registrant's application to the JSE, dated November 13, 2001, relating to the listing of 122,068 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 15, 2001 relating to the listing of 122,068 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 122,068 ordinary shares. — 72

Page #

10. (i) the Registrant's application to the JSE, dated October 12, 2001, relating to the listing of 105,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 16, 2001 relating to the listing of 105,000 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 105,000 ordinary shares. 80

11. (i) the Registrant's application to the JSE, dated November 5, 2001, relating to the listing of 25,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated November 8, 2001 relating to the listing of 25,000 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 25,000 ordinary shares. 88

12.. (i) the Registrant's application to the JSE, dated September 25, 2001, relating to the listing of 197,404 new ordinary shares, (ii) the confirmation letter from the JSE, dated September 27, 2001 relating to the listing of 197,404 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 197,404 ordinary shares. 96

13. (i) the Registrant's application to the JSE, dated October 9, 2001, relating to the listing of 221,250 new ordinary shares, (ii) the confirmation letter from the JSE, dated October 12, 2001 relating to the listing of 221,250 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 221,250 ordinary shares. 104

14. (i) the Registrant's application to the JSE, dated October 1, 2001, relating to the listing of 1,108,421 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 25, 2002 relating to the listing of 1,108,421 new ordinary shares, and (iii) the return of allotment shares on Form CM 15, relating to the allotment of 1,108,421 ordinary shares. 112

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
M.A. Eloff
Group Company Secretary

Dated: February 1, 2002

**EXHIBIT 1**

St James
Aust



2001 08 21

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 427 800 NEW ORDINARY SHARES OF NO PAR VALUE IN, DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 20 000 | R6.86 |
| 402 800 | R6.49 |
| 5 000 | R7.71 |

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 154 629 578 ordinary no par value shares |
| Stated Capital Account: | R1 718 222 338.87 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 155 ~~057 378~~ 219 346 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 718 222 338.87 |
| This issue | R 2 789 922.00 |
| Listing Expenses | 7 746.30 |
| Total | R1 721 004 514.57 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 27 August 2001.

We enclose a cheque for the listing fees amounting to R7 746.30.

Yours faithfully



Director



Company Secretary

.......................................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

RESOLVED:

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

21-8-2007

DATE

Received 11/06/2001 07:39 in 05:28 on line [2] for JP10418 Printed 11/06/2001 07:51 * Pg 13/13
06-NOV-2001 15:14 FROM DBN ROODEPOORT TO 0912123183400 P.13



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 August 2001
RE: VS/jvdm/4816

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 21 August 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 27 August 2001 in respect of 427 800 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000-00 ordinary shares of no par value and will be amended to show the stated capital as R1 721 004 514-57 divided into 155 057 378 ordinary shares of no par value.

Thank you for payment of R7 746-30 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
Attention : Pat Egan

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Send to Fulbright
29\10

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000936/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 27-8-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD | 5 000 000 | CUM PREF | 0-10 | 500000 |
| | | | | | |
| Total 200000000 | Total | 5000000 | | Total | R 500000 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |


R50
R50
R50

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27-8-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

Date stamp of companies
Registration Office
2001 -10- 22

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 154629578 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 154629578 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,11186074 ②/③ 1718222338-87

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1718222338-87

Premium account R

Total issued capital R 1718722338-87

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 402800 | ORD | 6-49 | 2614172-00 | | | | | |
| 5000 | ORD | 7-71 | 38550-00 | | | | | |
| 20000 | ORD | 6-86 | 137200-00 | | | | | |
| Total 427800 | | Total | R ① | Total | | | Total | R |

① 2789922-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| RHA Plaistowe | P.O.Box 390 | 55000 | ORD. |
| M.J. Prinsloo | MARAISBURG | 352800 | ORD |
| L.I v. Biljon | 1700 | 20000 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 155 057 378 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | — | — | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 155057378 | | Total | R ③ | Total 5000000 | | | | Total R | 500000-00 |

① 11,09914623 ②/③ 1 721,004,514-57

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1721004514-57

Premium account R —

Total issued capital R 1721504514-57

Certified correct.

Date 12-10-2001 Signature [signature] Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 718 222 338-87 |
| THIS ISSUE | 2 789 922-00 |
| LISTING EXPENSES | ( 7 746-30 ) |
| | R 1 721 004 514-57 |

**EXHIBIT 2**

Received 11/06/2001 07:39 in 05:28 on line [2] for JP10418 Printed 11/06/2001 07:51 * Pg 2/13
06-NOV-2001 15:10 FROM DBN ROODEPOORT TO 0912123183400 P.02





DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 09 17

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 361 968 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 62 500 | R6.47 |
| 22 200 | R6.49 |
| 155 200 | R7.71 |
| 122 068 | R4.52 |

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 155 057 378 ordinary no par value shares |
| Stated Capital Account: | R1 721 004 514.57 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; VO Hoops; RAR Kebble; F Lips*; LG Njenje; F Weidemon;
Company Secretary: MA Eloff
(*Swiss) (**British)

Received 11/06/2001 07:39 in 05:28 on line [2] for JP10418 Printed 11/06/2001 07:51 * Pg 3/13
06-NOV-2001 15:10 FROM DBN ROODEPOORT TO 0912123183400 P.03



The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 155 057 378 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 718 222 338.87 |
| This issue | R 2 789 922.00 |
| Listing Expenses | 7 746.30 |
| Total | R1 721 004 514.57 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 27 August 2001.

We enclose a cheque for the listing fees amounting to R7 746.30.

Yours faithfully



Director



Company Secretary

........................................

Sponsor

Received 11/06/2001 07:39 in 05:28 on line [2] for JP10418 Printed 11/06/2001 07:51 * Pg 4/13
06-NOV-2001 15:11 FROM DBN ROODEPOORT TO 0912123183400 P.04



# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

17-9-2001
DATE

Received 11/06/2001 07:39 in 05:28 on line [2] for JP10418 Printed 11/06/2001 07:51 * Pg 5/13
06-NOV-2001 15:11 FROM DBN ROODEPOORT TO 0912123183400 P.05


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 September 2001
REF: VS/tm/4994

The Company Secretary
Durban Roodepoort Deep Limited
PO Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 17 September 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 21 September 2001 in respect of 361 968 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show stated capital as R1 723 293 560-63 divided into 155 419 346 ordinary shares of no par value.

Thank you for payment of R7 746-30 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Merrill Lynch South Africa (Pty) Limited
Attention : Pat Egan

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 18-9-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | Total | 5000 000 | | Total | R 500 000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 18-9-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2001 -10- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 155057378 | ORD. | ① | ⑤ | 5000,000 | CUM PREF | - | 500000-00 |
| | | | | | | | |
| Total 155057378 | | Total | R ③ | Total | | Total | R 500000-00 |

① 11,09914623 ⑤/③ 1721004514-57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1721004514-57

Premium account R —

Total issued capital R 1721504514-57

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 62500 | ORD | 6-47 | 404375-00 | | | | | |
| 22200 | ORD | 6-49 | 144078-00 | | | | | |
| 155200 | ORD | 7-71 | 1196592-00 | | | | | |
| 122068 | ORD | 4-52 | 551747·36 | | | | | |
| Total 361968 | | Total | R ① | Total | | | Total | R |

① 2296792·36

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| PJB Becker | P.O. Box 390 | 30200 | ORDS |
| RAR Kebble | MARAISBURG | 184568 | ORDS |
| M.J Pri. :100 | 1700 | 147200 | ORDS |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 155419346 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | — | — | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 155419346 | | Total | R ② | Total 5000000 | | | | Total R | 500000-00 |

① 11,08802478 ②/② 1723293560-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 1723293560-63

Premium account R —

Total issued capital R 1723793560-63

Certified correct.

Date 12-10-2001 Signature [signature]
Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1721004514-57 |
| THIS ISSUE | 2296792-36 |
| ISSUE EXPENSES | (7746-30) |
| | R 1723293560-63 |

**EXHIBIT 3**



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 11 20

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 59 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 13 500 | R7.71 |
| 8 000 | R6.47 |
| 37 500 | R6.18 |

The new ordinary shares are to be listed on 22 November 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 260 489 ordinary no par value shares |
| Stated Capital Account: | R1 735 153 771.39 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; VO Hoops; RAR Kebble; F Lips*; LG Njenje; F Weideman;
Company Secretary: MA Eloff
(*Swiss) (**British)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157319489 ~~157 260 489~~ ordinary no par value shares |
| Stated Capital Account: Balance b/f | R1 735 153 771.39 |
| This issue | R 387 595.00 |
| Listing Expenses | 752.40 |
| Total | R1 735 540 613.99 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 22 November 2001.

We enclose a cheque for the listing fees amounting to R752.40.

Yours faithfully

Mark Wellesley Wood

Director

Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED
("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

| ............................................ | 20-11-2001 |
|---|---|
| SECRETARY | DATE |

Sent 11/12/01


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 November 2001
REF: VS/jvdm/5404

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 20 November 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 29 November 2001 in respect of 59 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 735 540 613-99 divided into 157 319 489 ordinary shares of no par value.

Thank you for your payment of R752-40 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

11/12/01

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 22-11-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD | 5 000 000 | CUM PREF | 0-10 | 500 000-00 |
| | | | | | |
| Total 200 000 000 | Total | 5 000 000 | | Total | R 500 000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 22-11-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 -12- 13

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157260489 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 157260489 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,03362823 ② / ③ 1735153771-39

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1735153771-39

Premium account R —

Total issued capital R 1735653771-39

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 13500 | ORD | 7-71 | 104085-00 | | | | | |
| 8000 | ORD | 6-47 | 51760-00 | | | | | |
| 37500 | ORD | 6-18 | 231750-00 | | | | | |
| Total 59000 | | Total | R ① | Total | | | Total | R |

① 387595-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| M. FREER<br>C ROOS | P.O. BOX 390 | 6000<br>8000 | ORD |
| F COETZEE | MARAISBURG | 37500 | ORD |
| C SEALY-FISCHER | 1700 | 7500 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157319489 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157319489 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 11,03194922 ②/③ 1735540613-99

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1735540613-99

Premium account R –

Total issued capital R 1736040613-99

Certified correct.

Date 7-12-2001 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1735153771-39 |
| THIS ISSUE | 387595-00 |
| LISTING EXPENSES | 752-40 |
| | 1735540613-99 |

**EXHIBIT 4**

2001 11 23

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 154 862 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 109 862 | R4.52 |
| 45 000 | R7.71 |

The new ordinary shares are to be listed on 27 November 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 319 489 ordinary no par value shares |
| Stated Capital Account: | R1 735 540 613.99 |

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 474 351 ordinary no par value shares |
| Stated Capital Account: Balance b/f | R1 735 540 613.99 |
| This issue | R 843 526.24 |
| Listing Expenses | 3 980.88 |
| Total | R1 736 380 159.35 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 27 November 2001.

We enclose a cheque for the listing fees amounting to R3 980.88.

Yours faithfully

.........................................................................
Director

.........................................................................
Company Secretary

.........................................................................
Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

......................................................... ..........23-11-2001..........

SECRETARY DATE

Sec 11/12/01



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 November 2001
REF: VS/jvdm/5410

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTIONS SCHEME**

Your application for listing dated 23 November 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 29 November 2001 in respect of 154 862 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 736 380 159-35 divided into 157 474 351 ordinary shares of no par value.

Thank you for your payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

11/12/01

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 27-11-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000000 | ORD | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200000000 | | Total 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27-11-2001

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390 MARAISBURG 1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 -12- 13

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157319489 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 157319489 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,03194922 ②/③ 1735540613-99

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1735540613-99

Premium account R —

Total issued capital R 1736040613-99

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 109862 | ORD | 4-52 | 496576-24 | | | | | |
| 45000 | ORD | 7-71 | 346950-00 | | | | | |
| | | | | | | | | |
| Total 154862 | | Total | R ① | Total | | | Total | R |

① 843526-24

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| N. HERRICK | 45 EMPIRE RD. | 85 448 | ORD |
| J BARNARD | PARKTOWN | 45 000 | ORD |
| A. BEYERS | 2106 | 24 414 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157474351 | ORD | ① | ② | 5000000 | Cum Pref | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157474351 | | Total R | ③ | Total 5000000 | | | Total R | | 500000-00 |

① 11,02643159 ②/③ 1736380159-35

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 500000-00

State capital ______ R 1736380159-35

Premium account ______ R

Total issued capital ______ R 1736880159-35

Certified correct.

Date 7-12-2001 Signature [signature] ~~Director/Manager/~~Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1735540613-99 |
| THIS ISSUE | 843526-24 |
| LISTING EXPENSES | 3980-88 |
| | 1736380159-35 |

**EXHIBIT 5**



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 12 05

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 318 164 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 24 414 | R4.52 |
| 10 000 | R6.18 |
| 165 000 | R6.49 |
| 94 750 | R7.71 |
| 4 000 | R7.00 |
| 20 000 | R9.50 |

The new ordinary shares are to be listed on 7 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 474 351 ordinary no par value shares |
| Stated Capital Account: | R1 736 380 159.35 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; VO Hoops; RP Hume; RAR Kebble; F Lips*; LG Njenje; F Weideman;
Company Secretary: MA Eloff
(*Swiss) (**British)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 792 515 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 736 380 159.35 |
| This issue | R 2 191 523.78 |
| Listing Expenses | 3 980.88 |
| Total | R1 738 567 702.25 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 7 December 2001.

We enclose a cheque for the listing fees amounting to R3 980.88.

Yours faithfully



Director



Company Secretary

..........................................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ........................................ 5-12-2001 ........................................

SECRETARY DATE

42

Send 8/01/02



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 December 2001
REF: MM/mr/5513

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 5 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 11 December 2001 in respect of 318 164 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 738 567 702-25 divided into 157 792 515 ordinary shares of no par value.

Thank you for your payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N.Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

11/12/01

43

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 7-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 7-12-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 -12- 13

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157474351 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-[illegible] |
| | | | | | | | |
| Total 157474351 | | Total | R ③ | Total 5000000 | | Total | R 500000-[illegible] |

① 11,02643159 ②/③ 1736380159-35

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1736380159-35

Premium account R —

Total issued capital R 1736880159-35

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| 24414 | ORD | 4-52 | 110351-28 | | | | | |
| 10000 | ORD | 6-18 | 61800-00 | | | | | |
| 165000 | ORD | 6-49 | 1070850-00 | | | | | |
| 4000 | ORD | 7-00 | 28000-00 | | | | | |
| 94750 | ORD | 7-71 | 730522-50 | | | | | |
| 20000 | ORD | 9-50 | 190000-00 | | | | | |
| Total 318164 | | Total | R ① | Total | | | Total | R |

① 2191523-78

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| | | | |
| SEE ATTACHED | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157,792515 | ORD | ① | ② | 5000000 | Cum Pref | 0-10 | – | – | 500000-( |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157792515 | | Total | R ③ | Total 5000000 | | | Total | R | 500000 -( |

① 11,01806192 ② 1738 567702-25

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1738567702-25

Premium account R –

Total issued capital R 1739067702-25

Certified correct.

Date 7-12-2001 Signature [signature]
~~Director/Manager/~~Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1736380159-35 |
| THIS ISSUE | 2191523-78 |
| LISTING EXPENSES | 3980-88 |
| | 1738,567,702-25 |

| | |
|---|---|
| J Oosthuizen | 6 000 |
| S E Green | 8 000 |
| B de Blocq van Scheltinga | 2 500 |
| J Zoller | 4 000 |
| J Potgieter | 20 000 |
| J Potgieter | 5 000 |
| P W de Witt | 40 000 |
| S E Green | 4 000 |
| J Oosthuizen | 6 000 |
| N Smit | 4 000 |
| J C Pretorius | 4 000 |
| J E P J van Rensburg | 4 000 |
| J C Blom | 10 000 |
| J Zoller | 15 000 |
| P J Jonker | 13 750 |
| J J Barnard | 22 500 |
| N Goodwin | 125 000 |
| M Eloff | 24 414 |

**EXHIBIT 6**

48



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2001 12 06

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 53 414 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 24 414 | R4.52 |
| 14 000 | R7.71 |
| 15 000 | R9.59 |

The new ordinary shares are to be listed on 10 December 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 792 515 ordinary no par value shares |
| Stated Capital Account: | R1 738 567 702.25 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 845 929 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 738 567 702.25 |
| This issue | R 362 141.28 |
| Listing Expenses | 32 707.74 |
| Total | R1 738 897 135.79 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 10 December 2001.

We enclose a cheque for the listing fees amounting to R32 707.74, being a block listing fee for 50 000 000 new shares.

Yours faithfully



Director



Company Secretary

.................................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ........................................
SECRETARY

6-12-2001 ........................................
DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 December 2001
REF: MM/mr/5515

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 6 December 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 11 December 2001 in respect of 53 414 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 738 567 702-25 divided into 157 845 929 ordinary shares of no par value.

A balance of R50 000 000-00 has been brought forward from your previous application dated 6 December 2001. The issue price of the shares which are the subject of this application is R362 141-28 which leaves a balance of R49 637 858-72 to your credit for any future application.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N. Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 10-12-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD. | 5000 000 | CUM PREF | 0-10 | 500 000-00 |
| | | | | | |
| Total 200 000 000 | | Total 5000 000 | | Total | R 500 000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10-12-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date stamp of companies Registration Office
2001 -12- 13
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157792515 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 157792515 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,01806192 ②/③ 1738567702-25

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1738567702-25

Premium account R –

Total issued capital R 1739067702-25

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 24414 | ORD | 4-52 | 110351-28 | | | | | |
| 14000 | ORD | 7-71 | 107940-00 | | | | | |
| 15000 | ORD | 9-59 | 143850-00 | | | | | |
| Total 53414 | | Total | R ① | Total | | | Total | R |

① 362141-28

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| D. van Zyl | P.O. Box 390 | 4000 | ORD |
| B Morton | Maraisburg | 15000 | ORD |
| J H Dissel | 1700 | 24414 | ORD |
| W.A. Boshoff | | 10000 | ORD |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157845929 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000- |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157845929 | | Total | R ③ | Total 5000000 | | | Total | R | 506000·0 |

① 11,01642054 ②/③ 1738897135-79

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1738897135-79

Premium account R –

Total issued capital R 1739397135-79

Certified correct.

Date 10-12-2001 Signature 
~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1738 567702-25 |
| THIS ISSUE | 362 141-28 |
| ISSUE EXPENSES | 32707·74 |
| | 1738 897135·79 |

**EXHIBIT 7**



REVISED

DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 11 06

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 10 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 10 000 | R7.71 |

The new ordinary shares are to be listed on 9 November 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 076 421 ordinary no par value shares |
| Stated Capital Account: | R1 734 257 089.71 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 086 421 ordinary no par value shares |
| Stated Capital Account: | R1 734 257 089.71 |
| Balance b/f | |
| This issue | R 77 100.00 |
| Listing Expenses | 752.40 |
| Total | R1 734 333 437.31 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 9 November 2001.

We enclose a cheque for the listing fees amounting to R752.40.

Yours faithfully



Director



Company Secretary

........................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

6-11-2001
DATE

59

send 21/11


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

8 November 2001
REF: CN/jvdm/5277

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 6 November 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 9 November 2001 in respect of 10 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 734 333 437-31 divided into 157 086 421 ordinary shares of no par value.

Thank you for your payment of R752-40 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 9-11-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 9-11-2001

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 -11- 21

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157076421 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 157076421 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 1734257089-71

Premium account R —

Total issued capital R 1734757089-71

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 10 000 | ORD | 7-71 | 77100-00 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 10 000 | | Total | R ① | Total | | | Total | R |

① 77100-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| C. TERBLANCHE | P.O. BOX 390 | 10 000 | ORD. |
| | MARAISBURG. | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157086421 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157086421 | | Total | R ③ | Total 5000000 | | | Total | R | 500000.00 |

① 11,04063244 ②/③ 1734 333437-31

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1734333437-31

Premium account R –

Total issued capital R 1734833437-31

Certified correct.

Date 13-11-2001 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 734 257089-71 |
| THIS ISSUE | 77100-00 |
| LISTING EXPENSES | ( 752-40) |
| R | 1734333437-31 |

**EXHIBIT 8**

64



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2001 11 12

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 52 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 40 000 | R4.52 |
| 12 000 | R7.71 |

The new ordinary shares are to be listed on 14 November 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 086 421 ordinary no par value shares |
| Stated Capital Account: | R1 734 333 437.31 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 138 421 ordinary no par value shares |
| Stated Capital Account: Balance b/f | R1 734 333 437.31 |
| This issue | R 273 320.00 |
| Listing Expenses | 752.40 |
| Total | R1 734 606 004.91 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 14 November 2001.

We enclose a cheque for the listing fees amounting to R752.40.

Yours faithfully



Director



Company Secretary

..........................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

SECRETARY

12-11-2001

DATE

Sent 21/11


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 November 2001
REF: CN/jvdm/5320

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 12 November 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 15 November 2001 in respect of 52 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 734 606 004-91 divided into 157 138 421 ordinary shares of no par value.

Thank you for your payment of R752-40 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N. Stevenson**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 14-11-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000.00 |
| | | | | | |
| Total 200000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 14-11-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 -12- 13

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157086421 | ORD | ① | ② | 5000 000 | CUM PREF | 0-10 | 500000-0 |
| | | | | | | | |
| Total 157086421 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,04063244 ② / ③ 1734333437-31

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1734333437-31

Premium account R —

Total issued capital R 1734833437-31

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 12000 | ORD | 7-71 | 92520-00 | | | | | |
| 40000 | ORD | 4-52 | 180800-00 | | | | | |
| | | | | | | | | |
| Total 52000 | | Total | R ① | Total | | | Total | R |

① 273320-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| M Marais | P.O. Box 390 | 12000 | ORD |
| GW Collins | MARAISBURG | 40000 | ORD |
| | 1700 | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157138421 | ORD | ① | ② | 5000000 | Cum PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157138421 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 11,03871346 ②/③ 1734606004-91

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ........ R 500 000-00

State capital ........ R 1734606004-91

Premium account ........ R –

Total issued capital ........ R 1735106004-91

Certified correct.

Date 7-12-2001 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1734 333437-31 |
| THIS ISSUE | 273320-00 |
| LISTING EXPENSES | 752-40 |
| R | 1734 606004-91 |

**EXHIBIT 9**



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2001 11 13

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 122 068 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 122 068 | R4.52 |

The new ordinary shares are to be listed on 16 November 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 138 421 ordinary no par value shares |
| Stated Capital Account: | R1 734 606 004.91 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood ** (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer);
G Fischer; N Goodwin; VO Hoops; RAR Kebble; F Lips*; LG Njenje; F Weideman;
Company Secretary: MA Eloff
(*Swiss) (**British)

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 260 489 ordinary no par value shares |
| Stated Capital Account: | R1 734 606 004.91 |
| Balance b/f | |
| This issue | R 551 747.36 |
| Listing Expenses | 3 980.88 |
| Total | R1 735 153 771.39 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 16 November 2001.

We enclose a cheque for the listing fees amounting to R3 980.88.

Yours faithfully



Director



Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

......[signature]...... 13-11-2001

SECRETARY DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

15 November 2001
REF: VS/jvdm/5336

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 13 November 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 16 November 2001 in respect of 122 068 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 735 153 771-39 divided into 157 260 489 ordinary shares of no par value.

Thank you for your payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N Stevenson**

76

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

11/12/01

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 16-11-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| Total 200 000 000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16-11-2001

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 -12- 13

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157138421 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 157138421 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,03871346 ②/③ 1734606004-91

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1734606004-91

Premium account R –

Total issued capital R 1735106004-91

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 122068 | ORD | 4-52 | 551747-36 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 122068 | | Total | R ① | Total | | | Total | R |

① 551747-36

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| I L MURRAY | PO BOX 390 | 122068 | ORD |
| | MARAISBURG | | |
| | 1700 | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157260489 | ORD | ① | ② | 5000000 | Cum PREF | 0-10 | — | — | 500000-c |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157260489 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-c |

① 11,03362823 ② / ③ 1735153771-39

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000·00

State capital R 1735153771-39

Premium account R —

Total issued capital R 1735653771-39

Certified correct.

Date 7-12-2001 Signature [signature]
Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1734606004-91 |
| THIS ISSUE | 551747-36 |
| LISTING EXPENSES | 3980-88 |
| | 1735153771-39 |

**EXHIBIT 10**



DURBAN ROODEPOORT DEEP, LIMITED

2001 10 12

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 105 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 18 000 | R4.52 |
| 15 000 | R6.49 |
| 6 000 | R7.00 |
| 1 000 | R7.71 |
| 65 000 | R11.00 |

The new ordinary shares are to be listed on 16 October 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 156 946 421 ordinary no par value shares |
| Stated Capital Account: | R1 733 205 402.99 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 051 421 ordinary no par value shares |
| Stated Capital Account: Balance b/f | R1 733 205 402.99 |
| This issue | R 943 420.00 |
| Listing Expenses | 3 980.88 |
| Total | R1 734 144 842.11 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 16 October 2001.

We enclose a cheque for the listing fees amounting to R3 980.88.

Yours faithfully



Director



Company Secretary

..........................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

12-10-2001
DATE


DBN DP JSE Letter of Approval - 16 October 2001 18/10/2001 14:14


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

16 October 2001
REF: VS/mr/5144

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 12 October 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 17 October 2001 in respect of 105 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 734 144 842-11 divided into 157 051 421 ordinary shares of no par value.

Thank you for your payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. *Merrill Lynch South Africa (Pty) Limited*
**Attention : Pat Egan**

84

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

11/12/01

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 16-10-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 16-10-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2001 -11- 21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 156946421 | ORD. | ① | ③ | 5000000 | CUM PREF | 0-10 | 500 000-00 |
| | | | | | | | |
| Total 156946421 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,04329357 ③ 1733205402-99

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 1733205402-99

Premium account R —

Total issued capital R 1733705402-99

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 18000 | ORD | 4-52 | 81360-00 | | | | | |
| 15000 | ORD | 6-49 | 97350-00 | | | | | |
| 6000 | ORD | 7-00 | 42000-00 | | | | | |
| 1000 | ORD | 7-71 | 7710-00 | | | | | |
| 65000 | ORD | 11-00 | 715000-00 | | | | | |
| Total 105000 | | Total | R ① | Total | | | Total | R |

① 943420-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157051421 | ORD | | | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157051421 | | Total | R | Total 5000000 | | | Total | R | 500000-00 |

① 11,04189208 ② / ③ 1734144842-11

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500000-00

State capital ____ R 1734144842-11

Premium account ____ R –

Total issued capital ____ R 1734644842-11

Certified correct.

Date 13-11-2001 Signature [signature]

Director/Manager/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 733 205 402-99 |
| THIS ISSUE | 943 420-00 |
| LISTING EXPENSES | ( 3 980-88 ) |
| R | 1 734 144 842-11 |

**EXHIBIT 11**

REVISED



# DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2001 11 05

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 25 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| **No. of Shares** | **Issue Price:** |
|---|---|
| 25 000 | R4.52 |

The new ordinary shares are to be listed on 8 November 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 051 421 ordinary no par value shares |
| Stated Capital Account: | R1 734 144 842.11 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 157 076 421 ordinary no par value shares |
| Stated Capital Account: Balance b/f | R1 734 144 842.11 |
| This issue | R 113 000.00 |
| Listing Expenses | 752.40 |
| Total | R1 734 257 089.71 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 8 November 2001.

We enclose a cheque for the listing fees amounting to R752.40.

Yours faithfully

Director

Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

5-11-2001
DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

8 November 2001
REF: CN/jvdm/5265

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 5 November 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 9 November 2001 in respect of 25 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 734 257 089-71 divided into 157 076 421 ordinary shares of no par value.

Thank you for your payment of R752-40 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank
**Attention : N Stevenson**

11/12/01

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 9-11-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 9-11-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2001-11-21
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 157051421 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 157051421 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,04189208 ② / ③ 1734144842-11

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1734144842-11

Premium account R —

Total issued capital R 1734644842-11

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 25 000 | ORD. | 4-52 | 113000-00 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total 25000 | | Total | R ⑦ | Total | | | Total | R |

⑦ 113000-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED 1-7-0. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| M.M. Wellesley-Wood | P.O. BOX 390 MARAISBURG | 25000 | ORD |
| | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 157076421 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | - | - | 500 000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 157076421 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 11,04084928 ② / ③ 1734257089-71

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1734257089-71

Premium account R —

Total issued capital R 1734757089-71

Certified correct.

Date 13-11-2001 Signature [signature] ~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 734 144 842-11 |
| THIS ISSUE | 113 000-00 |
| LISTING EXPENSES | ( 752-40 ) |
| | R. 1 734 257089-71 |

95

EXHIBIT 12

96



DURBAN ROODEPOORT DEEP, LIMITED

2001 09 25

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 197 404 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 78 300 | R7.71 |
| 119 104 | R4.52 |

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 155 419 346 ordinary no par value shares |
| Stated Capital Account: | R1 723 293 560.63 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 155 616 750 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 723 293 560.63 |
| This issue | R 722 797.00 |
| Listing Expenses | 3 980.88 |
| Total | R1 724 012 376.75 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 27 September 2001.

We enclose a cheque for the listing fees amounting to R3 980.88.

Yours faithfully



Director



Company Secretary

........................................

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] ........................................ 25-9-2001 ........................................

SECRETARY DATE

99


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

Send 21/11

27 September 2001
REF: VS/jvdm/5028

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 25 September 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 28 September 2001 in respect of 197 404 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 724 012 376-75 divided into 155 616 750 ordinary shares of no par value.

Thank you for payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
Attention : Sibani Mngomezulu

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 27-9-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200000000 | ORD. | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200000000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 27-9-2001

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office
2001 -11- 21

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 155419346 | ORD | ① | ⑤ | 5000000 | PREF CUM | 0-10 | 500000-00 |
| | | | | | | | |
| Total 155419346 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,08802478 ⑤/③ 1723293560-63

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1723293560-63

Premium account R -

Total issued capital R 1723793560-63

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| | | R | R | | | R | R | R |
| 78300 | ORD | 7-71 | 603693-00 | | | | | |
| 119104 | ORD | 4-52 | 538350-00 | | | | | |
| | | | | | | | | |
| Total 197404 | | Total | R ① | Total | | | Total | R |

① 722797-00

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME.

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| SEE ATTACHED LIST | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 155616750 | ORD. | ① | ⑤ | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 155616750 | | Total | R ⑤ | Total 5000000 | | | | Total R | 500000-00 |

① 11,07857846 ⑤/⑤ 1724012376-75

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1724012376-75

Premium account R —

Total issued capital R 1724512376-75

Certified correct.

Date 13-11-2001 Signature [signature]

Director/~~Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1723293560-63 |
| THIS ISSUE | 722797-00 |
| LISTING EXPENSES | ( 3980-88 ) |
| | R 1724012376-75 |

**EXHIBIT 13**

104



# DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2001 10 09

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 221 250 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 37 000 | R4.52 |
| 6 000 | R9.50 |
| 6 000 | R7.00 |
| 50 000 | R8.70 |
| 32 250 | R7.71 |
| 6 000 | R6.18 |
| 5 000 | R9.59 |
| 20 000 | R9.86 |
| 35 000 | R11.00 |
| 24 000 | R11.10 |

The new ordinary shares are to be listed on 12 October 2001 or as soon as possible thereafter.

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 156 725 171 ordinary no par value shares |
| Stated Capital Account: | R1 724 012 376.75 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

165



The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 156 946 421 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 731 325 866.37 |
| This issue | R 1 883 517.50 |
| Listing Expenses | 3 980.88 |
| Total | R1 733 205 402.99 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 12 October 2001.

We enclose a cheque for the listing fees amounting to R3 980.88.

Yours faithfully



Director



Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

9-10-2001
DATE

Send 21/11


JSE

**SECURITIES EXCHANGE SOUTH AFRICA**

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 October 2001
REF: VS/jvdm/5111

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 9 October 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 15 October 2001 in respect of 221 250 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 733 205 402-99 divided into 156 946 421 ordinary shares of no par value.

Thank you for payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
Attention : N Stevenson

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 15-10-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD | 5000000 | Cum PREFS | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | Total | 5000000 | | Total | R 500000-00 |

3. Shares subscribed for in memorandum of association:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

**To be completed by company.**

Acknowledgment of receipt of return of allotments, dated 15-10-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 11 21

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 156725171 | ORD. | ① | ② | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 156725171 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,0468909 ②/③ 1731325866-37

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1731325866-37

Premium account R –

Total issued capital R 1731825866-37

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| 37000 | ORD | 4-52 | 167240-00 | | | R | R | R |
| 6000 | ORD | 9-50 | 57000-00 | | | | | |
| 6000 | ORD | 7-00 | 42000-00 | | | | | |
| 50000 | ORD | 8-70 | 435000-00 | | | | | |
| 32250 | ORD | 7-71 | 248647-50 | | | | | |
| 6000 | ORD | 6-28 | 37680-00 | | | | | |
| 5000 | ORD | 9-59 | 47950-00 | | | | | |
| 20000 | ORD | 9-86 | 197200-00 | | | | | |
| 35000 | ORD | 11-00 | 385000-00 | | | | | |
| 24000 | ORD | 11-10 | 266400-00 | | | | | |
| Total 221250 | | Total | R ① | Total | | | Total | R |

① 1883517-50

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| SEE ATTACHED LIST | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 156946421 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | – | – | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 156946421 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 11,04329357 ②/③ 1733205402-99

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 1733205402-99

Premium account R –

Total issued capital R 1733705402-99

Certified correct.

Date 13-11-2001 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 731 325 866-37 |
| THIS ISSUE | 1 883 517-50 |
| LISTING EXPENSES | ( 3 980-88 ) |
| | R 1 733 205 402-99 |

**EXHIBIT 14**

112



DURBAN ROODEPOORT DEEP, LIMITED

2001 10 01

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
**SANDOWN**

Dear Sir

**APPLICATION FOR THE LISTING OF 1 108 421 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED**

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

| No. of Shares | Issue Price: |
|---|---|
| 291 109 | R4.52 |
| 20 500 | R9.50 |
| 8 000 | R7.26 |
| 345 000 | R6.49 |
| 243 812 | R7.71 |
| 150 000 | R8.10 |
| 50 000 | R8.70 |

The share capital of the company prior to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 155 616 750 ordinary no par value shares |
| Stated Capital Account: | R1 723 293 560.63 |

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 482-4968 Fax (27-11) 482-1022

The share capital subsequent to this application:

| | |
|---|---|
| Authorised: | 200 000 000 ordinary no par value shares |
| Issued: | 156 725 171 ordinary no par value shares |
| Stated Capital Account: | |
| Balance b/f | R1 724 012 376.75 |
| This issue | R 7 337 483.20 |
| Listing Expenses | 23 993.58 |
| Total | R1 731 325 866.37 |

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 3 October 2001.

We enclose a cheque for the listing fees amounting to R23 993.58.

Yours faithfully



Director



Company Secretary

Sponsor

# DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

**EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998**

**EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")**

**RESOLVED:**

**THAT** any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

1-10-2001
DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

25 January 2002
REF: VS/mr/5062

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

**ADDITIONAL SHARES : SHARE OPTION SHEME**

Your application for listing dated 1 October 2001 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 5 October 2001 in respect of 1 108 421 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 200 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 731 325 866-37 divided into 156 725 171 ordinary shares of no par value.

Thank you for your payment of R23 993-58 in respect of the listing fee received.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Standard Corporate and Merchant Bank

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

11/12/01 Form CM 15 116

# Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 3-10-2001

2. Authorised capital of company:

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Authorised capital |
| | | | | R | R |
| 200 000 000 | ORD. | 5 000 000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | |
| Total 200 000 000 | | Total 5 000 000 | | Total | R 500 000-00 |

3. *Shares subscribed for in memorandum of association:*

| No par value | | Par value | | | |
|---|---|---|---|---|---|
| Number of shares | Class of shares | Number of shares | Class of shares | Nominal amount of each share | Total amount paid-up |
| | | | | R | R |
| | | | | | |
| | | | | | |
| Total | Total | | | Total | R |

***To be completed by company.***

Acknowledgment of receipt of return of allotments, dated 3-10-2001

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2001 -11- 21

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

| No par value | | | | Par value | | | |
|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated Capital | Number of shares | Class of shares | Nominal amount of each share | Amount of issued paid-up capital |
| | | | R | | | R | R |
| 155616750 | ORD. | ① | ⑤ | 5000000 | CUM PREF | 0-10 | 500000-00 |
| | | | | | | | |
| Total 155616750 | | Total | R ③ | Total 5000000 | | Total | R 500000-00 |

① 11,07857846 ⑤/③ 1724012376-75

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1724012376-75

Premium account R —

Total issued capital R 1724512376-75

5. Shares comprising this allotment:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of paid-up capital and premium, if any |
| 50000 | ORD | 8-70 | 435000-00 | | | R | R | R |
| 291109 | ORD | 4-52 | 1315812-68 | | | | | |
| 20500 | ORD | 9-50 | 194750-00 | | | | | |
| 8000 | ORD | 7-26 | 58080-00 | | | | | |
| 345000 | ORD | 6-49 | 2239050-00 | | | | | |
| 243812 | ORD | 7-71 | 1879790-52 | | | | | |
| 150000 | ORD | 8-10 | 1215000-00 | | | | | |
| Total 1108421 | | Total | R ① | Total | | | Total | R |

① 7337483-20

6. (a) Shares allotted otherwise than for cash:

| No par value | | | | Par value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Deemed stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total amount of capital deemed to be paid-up |
| | | | R | | | | R | R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total | | Total | R | Total | | | Total | R |

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

SHARES ISSUED 1-7-0. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

| Name of allottee | Address of allottee | Number of shares | Description of shares allotted |
|---|---|---|---|
| | | | |
| | | | |
| | | | |

7. Issued capital at date of this return:

| No par value | | | | Par value | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Number of shares | Class of shares | Issue price per share | Stated capital | Number of shares | Class of shares | Nominal amount of each share | Premium on each share | Total premium account | Total amount of paid-up capital, excluding premium |
| | | R | R | | | R | R | R | R |
| 156725171 | ORD | ① | ② | 5000000 | CUM PREF | 0-10 | - | - | 500000-00 |
| | | | | | | | | | |
| | | | | | | | | | |
| Total 156725171 | | Total | R ③ | Total 5000000 | | | Total | R | 500000-00 |

① 11,0468909 ②/③ 1731325866-37

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 500 000-00

State capital ________ R 1731325866-37

Premium account ________ R —

Total issued capital ________ R 1731825866-37

Certified correct.

Date 13-11-2001 Signature [signature]

~~Director/Manager~~/Secretary

*Rubber stamp of company, if any, or of secretaries.*

STATED CAPITAL ACCOUNT

| | |
|---|---|
| BALANCE B/F | 1 724012376-75 |
| THIS ISSUE | 7337483-20 |
| ISSUE EXPENSES | ( 23993-58 ) |
| | R 1 731325866-37 |